SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Couchbase, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

22207T101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 22207T101	13 G	Page 2 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X L.P. (“A10”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	5	SOLE VOTING POWER
3,852,959 shares, all of which are directly owned by A10. Accel X Associates L.L.C. (“A10A”), the general partner of A10, may be deemed to have sole power to vote these shares, and Kevin Efrusy (“KJE”), a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.
PERSON WITH	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,852,959 shares, all of which are directly owned by A10. A10A, the general partner of A10, may be deemed to have sole power to dispose of these shares, and KJE, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,852,959
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.5%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 45,171,315 shares of Common Stock outstanding as of November 30, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on December 12, 2022 (the “Form 10-Q”).

CUSIP NO. 22207T101	13 G	Page 3 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X Strategic Partners L.P. (“A10SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER
291,963 shares, all of which are directly owned by A10SP. A10A, the general partner of A10SP, may be deemed to have sole power to vote these shares, and KJE, a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
WITH	7	SOLE DISPOSITIVE POWER
291,963 shares, all of which are directly owned by A10SP. A10A, the general partner of A10SP, may be deemed to have sole power to dispose of these shares, and KJE, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	291,963
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 45,171,315 shares of Common Stock outstanding as of November 30, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 22207T101	13 G	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X Associates L.L.C. (“A10A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,144,922 shares, of which 3,852,959 are directly owned by A10 and 291,963 are directly owned by A10SP. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to vote these shares, and KJE, a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,144,922 shares, of which 3,852,959 are directly owned by A10 and 291,963 are directly owned by A10SP. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to dispose of these shares, and KJE, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,144,922
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.2%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 45,171,315 shares of Common Stock outstanding as of November 30, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 22207T101	13 G	Page 5 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors 2008 L.L.C. (“AI08”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	5	SOLE VOTING POWER 402,927 shares, all of which are directly owned by AI08, and KJE, a director of the issuer and managing member of AI08, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
PERSON WITH	7	SOLE DISPOSITIVE POWER
402,927 shares, all of which are directly owned by AI08, and KJE, a director of the issuer and managing member of AI08, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	402,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.9%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 45,171,315 shares of Common Stock outstanding as of November 30, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 22207T101	13 G	Page 6 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II L.P. (“AGF2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,022,312 shares, all of which are directly owned by AGF2. Accel Growth Fund II Associates L.L.C. (“AGF2A”), the general partner of AGF2, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 2,022,312 shares, all of which are directly owned by AGF2. AGF2A, the general partner of AGF2, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,022,312
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.5%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 45,171,315 shares of Common Stock outstanding as of November 30, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 22207T101	13 G	Page 7 of 14

1		NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II Strategic Partners L.P. (“AGF2SP”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 146,484 shares, all of which are directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 146,484 shares, all of which are directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	146,484
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 45,171,315 shares of Common Stock outstanding as of November 30, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 22207T101	13 G	Page 8 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II Associates L.L.C. (“AGF2A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,168,796 shares, of which 2,022,312 are directly owned by AGF2 and 146,484 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,168,796 shares, of which 2,022,312 are directly owned by AGF2 and 146,484 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,168,796
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.8%(1)
12	TYPE OF REPORTING PERSON	OO

(1) Based on 45,171,315 shares of Common Stock outstanding as of November 30, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 22207T101	13 G	Page 9 of 14

1		NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Investors 2013 L.L.C. (“AGFI13”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 217,110
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 217,110
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	217,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.5%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 45,171,315 shares of Common Stock outstanding as of November 30, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 22207T101	13 G	Page 10 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kevin J. Efrusy ("KJE")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

4,547,849 shares, of which 3,852,959 are directly owned by A10, 291,963 are directly owned by A10SP, and 402,927 are directly owned by AI08. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to vote these shares. KJE, a director of the issuer and managing member of A10A and AI08, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER
4,547,849 shares, of which 3,852,959 are directly owned by A10, 291,963 are directly owned by A10SP, and 402,927 are directly owned by AI08. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to dispose of these shares. KJE, a director of the issuer and managing member of A10A and AI08, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,547,849
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.1%(1)
12	TYPE OF REPORTING PERSON*	IN

(1) Based on 45,171,315 shares of Common Stock outstanding as of November 30, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 22207T101	13 G	Page 11 of 14

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13G initially filed with the United States Securities and Exchange Commission on February 14, 2022 (the “Original Schedule 13G”) by the Reporting Persons. The “Reporting Persons” are collectively, Accel X L.P. (“A10”), Accel X Strategic Partners L.P. (“A10SP”), Accel X Associates L.L.C. (“A10A”), Accel Investors 2008 L.L.C. (“AI08”), Accel Growth Fund II L.P. (“AGF2”), Accel Growth Fund II Strategic Partners L.P. (“AGF2SP”), Accel Growth Fund II Associates L.L.C. (“AGF2A”), Accel Growth Fund Investors 2013 L.L.C. (“AGFI13”), and Kevin J. Efrusy (“KJE”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

	(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

CUSIP NO. 22207T101	13 G	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Entities:                   Accel X L.P.*

Accel X Strategic Partners L.P.*

Accel X Associates L.L.C.*

Accel Investors 2008 L.L.C.*

Accel Growth Fund II L.P.*

Accel Growth Fund II Strategic Partners L.P.*

Accel Growth Fund II Associates L.L.C.*

Accel Growth Fund Investors 2013 L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

Individuals:           Kevin J. Efrusy*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 22207T101	13 G	Page 13 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 22207T101	13 G	Page 14 of 14

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Couchbase, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.